SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-87529

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS TABLE OF CONTENTS
Page

Independent Auditors' Report	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	4

Notes to Financial Statements	5 - 11

Supplemental Schedules as of and for the Year Ended December 31, 2002:

Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	12

Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions	13

INDEPENDENT AUDITORS' REPORT

To the Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the Dominion Hourly Employee Savings Plan (formerly Virginia Power Hourly Employee Savings Plan) (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respect, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 13, 2003

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2002	2001
Assets:
Investments	$ 170,934,078	$ 179,149,858

Receivables:
Interest and Dividends	501	17,152
Securities Sold	5,266,466	22,935
Other	124,749	--
Total Receivables	5,391,716	40,087

Cash	7,925,969	--

Total Assets	184,251,763	179,189,945

Liabilities:
Accounts Payable	10,232	34,682
Administrative Expenses Payable	3,749	179,864
Payables for Investments Purchased	13,192,435	1,623

Total Liabilities	13,206,416	216,169

Net Assets Available for Benefits	$ 171,045,347	$ 178,973,776

The accompanying notes are an integral part of the financial statements.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002
Additions:
Investment income:
Net Depreciation in Fair Value of Investments	$ (15,592,760)
Dividends	5,093,152
Income from Master Trust	1,805,399
Interest	451,483

Total Investment Income	(8,242,726)

Contributions:
Participant	9,420,216
Participating Company	3,519,420

Total Additions	4,696,910

Deductions:
Benefits Paid to Participants	12,460,212
Administrative Expenses	76,632

Total Deductions	12,536,844

Net Decrease in Net Assets Before Transfers	(7,839,934)

Net Transfer of Participants' Assets from the Plan to Other Plans	(88,495)
Net Decrease	(7,928,429)

Net Assets Available for Benefits:
Beginning of Year	178,973,776

End of Year	$ 171,045,347

The accompanying notes are an integral part of the financial statements.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Hourly Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan currently covering all hourly employees of the Virginia Electric and Power Company and Dominion Kincaid, Inc. (the Participating Companies) who have six months of service and are age 18 or older. The Participating Companies are subsidiaries of Dominion Resources, Inc. (Dominion) which is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - A maximum of 20% of the participant's eligible earnings and 10% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 20%, up to 15% can be invested on a tax-deferred basis. The Participating Companies contribute a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. Contributions are subject to certain Internal Revenue Code limitations.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies' contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified hourly employees subject to approval of the Board of Directors of Dominion.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies' matching contributions and earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

            f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

                              Dominion Stock Fund

Interest in Master Trust:
Certus Stable Value Fund (Certus Fund)

Mutual Funds:

EB Mellon Total Return Fund
Dreyfus Premier Balanced Fund
Morgan Stanley Institutional Fund Trust
Warburg Pincus Emerging Growth Fund
Euro Pacific Growth Fund

Common/Collective Trust:

Mellon EB Daily Liquidity Index Fund

Company Contributions: Participating Company matching contributions are automatically contributed into the Dominion Stock Fund. However, participants who are under age 50 may transfer 50% of the value of their Company Match Account into another investment option, while participants who are age 50 and over may transfer 100% of the value of the Company Match Account.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2002 and 2001.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1.) Dominion Common Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the year.

(2.) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3.) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4.) Investment in Certus Fund Master Trust - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2002 and 2001, are investments in Dominion Common Stock amounting to approximately $107 million and $117 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	2002	2001
Dominion Common Stock	$57,288,039*	$64,266,629*
Dominion Common Stock	49,902,619	53,022,067
Interest in Certus Fund Master Trust	33,548,368	27,690,762

* Nonparticipant-directed

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,592,760 as follows:

Investment at Fair Value:

Mutual Funds
$ (5,277,925)
Dominion Common Stock	(8,237,964)

Investments at Estimated Fair Value:
Common/Collective Trust Funds	(2,076,871)

Total	$(15,592,760)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2001
Net Assets:
Investments:
Dominion Common Stock	$ 57,288,039	$ 64,266,629
Common/Collective Trusts	10,195	1,478
Total Investments	57,298,234	64,268,107

Receivables:
Interest	215	394
Securities Sold	--	12,567
Total Receivables	215	12,961

Total Assets	57,298,449	64,281,068

Liabilities - Payables for Investments Purchased	--	12,424

Net Assets Available for Benefits	$ 57,298,449	$ 64,268,644

Year Ended December 31, 2002
Changes in Net Assets:
Net Depreciation in Fair Value of Investments	$ (4,678,452)
Dividend Income	2,641,348
Interest	2,510
Contributions	3,529,683
Benefits Paid to Participants	(3,211,073)
Administrative Expenses	(34,498)
Transfers to Participant-Directed Investments	(937,275)
Transfers of Participants' Assets to Other Plans	(4,282,438)

Net Decrease in Net Assets	$ (6,970,195)

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE CERTUS FUND MASTER TRUST

The Plan's investments are in a Master Trust which was established for the investment of assets for the Plan and other Dominion sponsored plans (Employee savings plans of Dominion and subsidiaries). The assets of the Master Trust are held by Mellon Bank, N.A. As of December 31, 2002 and 2001, the assets of the Master Trust were separately maintained by each Dominion sponsored plan, with the exception of the Certus Fund. At both December 31, 2002 and 2001, the Plan's interest in the net assets of the Certus Fund was approximately 6%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31,
	2002	2001

Guaranteed Investment Contracts (contract value)	$485,616,190	$446,694,346
Short-term Investment Fund (estimated fair value)	26,508,803	22,479,130
Cash	794,889	379,037
Interest Receivable	5,711,632	2,847,416
Total	$518,631,514	$472,399,929

           Investment income for the Certus Fund is as follows:

Year Ended December 31, 2002

Interest	$ 29,419,523
Less: Investment Expenses	507,208
Total	$ 28,912,315

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2002 and 2001 was $545,258,801 and $483,001,059, respectively. The average yield of assets on December 31, 2002 and 2001 are estimated at 5.77% and 6.09%, respectively. Average duration of investment contracts within the Certus Fund was 2.82 years at December 31, 2002 and 3.02 years at December 31, 2001. The crediting interest rates used to determine fair value for the contracts as of December 31, 2002 ranged from 3.27% to 8.33%.

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Dominion believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

 8. CHANGE OF PLAN NAME

Effective January 1, 2001, the plan was renamed the Dominion Hourly Employee Savings Plan.

 9.        SUBSEQUENT EVENT

On September 9, 2002, Virginia Electric and Power Company signed an agreement with the International Brotherhood of Electrical Workers (IBEW) Local 50, who represent certain production/maintenance employees of Virginia Electric and Power Company, renewing the 2000 to 2002 collective bargaining agreement to a new five-year agreement through March 31, 2007. According to the agreement, certain changes related to the benefit plan are effective January 1, 2003. The following is a summary of the significant changes:

Allowable Employee Contributions:

2% - 50% of compensation on a pretax basis

2% - 20% of compensation on an after-tax basis

2% - 50% of compensation on a combination of pretax or after-tax basis

            Investment Options:

There are 14 investment funds that offer a range of investment choices. Employees may allocate their assets among the following investment options:

Certus Fund	Large Cap Value Fund
Intermediate Bond Fund	Large Cap Growth Fund
Conservative Balanced Fund	Small Cap Value Fund
Moderate Balanced Fund	Small Cap Growth Fund
Growth Balanced Fund	International Equity Fund
S&P 500 Index Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
FORM 5500, SCHEDULE H, Item 4(i): SCHEDULE OF ASSETS (HELD AT YEAR END)
Description	Cost	Current Value

Dominion Resources, Inc., Common Stock *	$ 85,097,810	$107,190,658

Interest in Certus Stable Value Fund Master Trust	30,761,126	33,548,368

Common/Collective Trusts
TBC INC Pooled Employee Funds - Daily Liquidity	102,147	102,147
Capital Guardian Balanced - Moderate	3,223,816	3,223,816
EB Mellon Total Return Fund	1,314,041	1,434,995
Mellon S&P 500 Index Daily Fund	8,992,222	7,191,630
	13,632,226	11,952,588
Mutual Funds
Euro Pacific Growth Fund	2,880,465	2,354,713
Small Cap Growth Fund	5,226,467	5,266,466
Small Cap Value Fund	4,702,153	4,702,153
	12,809,085	12,323,332

Loans to Participants	5,919,132	5,919,132

Total Assets Held for Investment	$148,219,379	$170,934,078

* Permitted party-in-interest

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002 FORM 5500, SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Gain/ Loss

190,418.00	Dominion Res. Inc. Common Stock*	$ --	$18,219,626	$ --	$ --	$ --
191,971.54	Dominion Res. Inc. Common Stock*	$ --	$ --	$19,160,781	$13,665,603	$ 5,495,178

16,366,907.70	EB Daily Liquidity Fund	$ --	$16,366,908	$ --	$ --	$ --
16,270,782.61	EB Daily Liquidity Fund	$ --	$ --	$16,270,783	$16,270,783	$ --

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN (name of plan)

Date: June 23, 2003	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee